03016255

MAR 6 - 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K dated March 6, 2003	333-43091
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 6, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)

By: ______________________
Name: Jonathan Lieberman
Title: Senior Managing Director

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__ , that the information set forth in this statement is true and complete.

By: ______________________
Name:
Title:

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2003

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-91334	13-3836437
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

383 Madison Avenue New York, NY	10179
(Address of principal executive offices)	Zip Code

Registrant's telephone, including area code: (212) 272-2000

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., Irwin Home Equity Loan Trust 2003-1, Home Equity Loan-Backed Notes, Series 2003-1 (the "Notes"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has prepared certain materials (the "Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

For purposes of this Form 8-K, "Computational Materials" shall mean the Series 2003-1 term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The Irwin Home Equity Loan Trust 2003-1 Computational Materials, filed on Form 8-K dated March 6, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: March 6, 2003

By: /s/ JONATHAN LIEBERMAN
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The Irwin Home Equity Loan Trust 2003-1 Computational Materials, filed on Form 8-K dated March 6, 2003	P

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO • DALLAS • DENVER
LOS ANGELES • NEW YORK • SAN FRANCISCO • SAN JUAN
BEIJING • DUBLIN • HERZLIYA • HONG KONG • LONDON
LUGANO • PARIS • SAO PAULO • SHANGHAI • SINGAPORE • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, NY 10179

Irwin Home Equity Loan Trust 2003-1

Term Sheet/Computational Materials

Fax to:		Date:	03/03/03
Company:		# Pages (incl. cover):	
Fax No:	(212) 272-7294	Phone No:	(212) 272-2000
From:		Phone No:	

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns

Irwin Home Equity Loan Trust 2003-1

Computational Materials: Preliminary Term Sheet (Page 2 of 44)

Characteristics of the Offered Notes [a], [b], [c]

Offered Securities (Notes)	Approximate Initial Note Balance [c]	Coupon	Enhancement	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Initial Ratings (Moody's/S&P)	Expected Final Payment Date[n]	Legal Final Payment Date	Collateral Type	Loan Group
Class IA-1	$[60,288,000]	Floater [d]	Senior/Subordinate	[2.36]	[0]	[101]	Aaa/AAA	[8/25/11]	[2/25/28]	HELOC	I
Class IA-2	$[15,072,000]	Floater [e]	Senior/Subordinate	[2.36]	[0]	[101]	Aaa/AAA	[8/25/11]	[2/25/28]	HELOC	I
Class IIA-1	$[125,152,000]	Floater [f]	Senior/Subordinate	[2.57]	[0]	[101]	Aaa/AAA	[8/25/11]	[2/25/28]	HELOC125/HEL/HLTV	II
Class IIA-2	$[31,288,000]	Floater [g]	Senior/Subordinate	[2.57]	[0]	[101]	Aaa/AAA	[8/25/11]	[2/25/28]	HELOC125/HEL/HLTV	II
Class A-IO	*$[30,500,000]*[h]	Fixed [i]	Senior/Subordinate	n/a	n/a	n/a	Aaa/AAA	[9/25/05]	[9/25/05]	HELOC/HELOC125/HEL/HLTV	I & II
Class M-1	$[22,875,000]	Floater[j]	Senior/Subordinate	[5.66]	[38]	[63]	Aa2/AA	[8/25/11]	[2/25/28]	HELOC/HELOC125/HEL/HLTV	I & II
Class M-2	$[19,825,000]	Floater[k]	Senior/Subordinate	[5.65]	[37]	[64]	A2/A	[8/25/11]	[2/25/28]	HELOC/HELOC125/HEL/HLTV	I & II
Class B-1	$[19,063,000]	Floater[l]	Senior/Subordinate	[5.64]	[36]	[65]	Baa2/BBB	[8/25/11]	[2/25/28]	HELOC/HELOC125/HEL/HLTV	I & II
Class B-2	$[6,862,000]	Floater[m]	Senior/Subordinate	[5.63]	[36]	[65]	Baa3/BBB-	[8/25/11]	[2/25/28]	HELOC/HELOC125/HEL/HLTV	I & II
Total Offered	$[300,425,000]										

Notes:

(a) *Prepayment Assumptions*: Group I Loans (HELOC): 4% CPR building to 35% CPR over 12 months, 4% Draw Rate; Group II Loans (HELOC 125) 2% CPR building to 25% over 12 months, 2% Draw Rate, Group II Loans (HEL) 2% CPR building to 25% CPR over 12 months; Group II Loans (HLTV) 2% CPR building to 18% CPR over 20 months.

(b) Transaction priced to 10% clean-up call; after the clean-up call date, the margin on the Class IA-1, Class IA-2, Class IIA-1 and Class IIA-2 notes then outstanding will increase to 2.0x initial and the margin on the Class M-1 notes, Class M-2 notes, the Class B-1 notes and Class B-2 notes then outstanding will increase to 1.5x initial.

(c) The initial note balances shown above are subject to a permitted variance of plus or minus 5%

(d) On any payment date, equal to *the least of (i) LIBOR plus [ ]% per annum* (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum, (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group I, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum. The "Step-Up Date" is the first payment date on which the aggregate outstanding principal balance of the mortgage loans is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date.

(e) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum), (ii) (a) the weighted average *net mortgage interest rate of* the mortgage loans in loan group I, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(f) On any payment date, equal to the least of (i) *LIBOR plus [ ]% per annum (or, for any payment* on or after the Step-Up Date, LIBOR plus [ ]% per annum), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group II, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(g) *On any payment date*, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum), (ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group II, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(h) The Class A-IO notes will have a notional balance equal to the least of (i) $[30,500,000] (10% of the aggregate principal balance of the initial mortgage loans in loan groups I and II as of the cut-off date, (ii) the aggregate outstanding principal balance of the mortgage loans in loan groups I and II and *(iii) after the payment date in [September 2005]*, $0. The Class A-IO notes will not have a principal balance.

(i) The Class A-IO notes will be interest only notes. Interest will accrue on the notional balance of the Class A-IO notes. Distributions on the Class A-IO notes are calculated at a coupon of 10.00% per annum on the outstanding notional balance *for 30 months. The modified duration* on the Class A-IO notes is [1.28] years.

(j) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum, (ii) (a) the weighted average net mortgage interest rate of all of the mortgage loans, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(k) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, *LIBOR plus [ ]% per annum*, (ii) (a) the weighted average net mortgage interest rate of all of the mortgage loans, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(l) On any *payment date, equal to the least of (i) LIBOR plus [*]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum, and (ii) (a) the weighted average net mortgage interest rate of all of the mortgage loans, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes, and (iii) [13.00]% per annum.

(m) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum, (ii) (a) the weighted average net mortgage interest rate of all of the mortgage loans, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per *annum*.

(n) Based on the assumption that the Master Servicer has exercised its option to repurchase all of the mortgage loans and the other assumptions described herein. Due to losses and prepayments on the mortgage loans, the final payment dates on each class of offered notes may be *substantially earlier or later than such dates*.

$[300,425,000] (Subject to a permitted variance of plus or minus 5%)

Title of the offered notes	Irwin Home Equity Loan Trust 2003-1
Issuer	Irwin Home Equity Loan Trust 2003-1.
Depositor	Bear Stearns Asset Backed Securities, Inc.
Originator and master servicer	Irwin Union Bank and Trust Company.
Subservicer	Irwin Home Equity Corporation.
Lead Underwriter	Bear, Stearns & Co. Inc.
Co-Manager	Credit Suisse First Boston
Owner trustee	Wilmington Trust Company.
Indenture trustee	Wells Fargo Bank Minnesota, National Association.
Mortgage loans	Mortgage loans consisting of (i) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, (ii) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 125%, (iii) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 100% and (iv) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 125%. The Depositor will acquire the mortgage loans from Irwin Union Bank and Trust Company on or prior to the closing date. Along with the mortgage loans to be acquired by the trust on the closing date, prior to [March 25, 2008], the issuer will also purchase from Irwin Union Bank and Trust Company additional draws on previously acquired home equity lines of credit.
Statistical calculation date	The close of business on January 31, 2003.
Cut-off date	The close of business on February 28, 2003.
Closing date	On or about March [11], 2003.
Payment dates	Beginning in April 2003 on the 25th day of each month or, if the 25th day is not a business day, on the next business day.
Form of offered notes	Book-entry form, same day funds through DTC, Clearstream or Euroclear.

The Offered Notes

Group I notes:	The Class IA-1 notes, the Class IA-2 notes and the variable funding notes
Group II notes:	The Class IIA-1 notes, the Class IIA-2 notes and variable funding notes.
Senior notes:	The Group I notes, the Group II notes and the Class A-IO notes. IF THE VARIABLE FUNDING NOTE IS NOT AN OFFERED NOTE: WHY IS IT LISTED IN GROUP I AND GROUP II. IF IT SHOULD BE LISTED THERE WHY IS IT NOT LISTED UNDER SENIOR NOTES?
Subordinate notes:	The Class M-1 notes, the Class M-2 notes, the Class B-1 notes and the Class B-2 notes.
Offered notes:	The Class IA-1 notes, the Class IA-2 notes, the Class IIA-1 notes, the Class IIA-2 notes, the Class A-IO notes and the Subordinate notes.

The Variable Funding Notes

In addition to the offered notes, the trust will also issue the Group I variable funding notes and the Group II variable funding notes. The variable funding notes will not be offered hereby. The variable funding notes will each have a variable funding balance of $0 on the closing date. Any information concerning the variable funding notes included herein is only included to provide you with a better understanding of the offered notes.

During the managed amortization period, if principal collections on the mortgage loans are insufficient to fund all of the additional balances on the home equity lines of credit arising during the related collection period, the respective variable funding balance will be increased by the shortfall.

The Certificates

The trust will also issue Irwin Home Equity Loan Trust Certificates, Series 2003-1, which will not be offered hereby. Any information concerning the certificates included herein is only included to provide you with a better understanding of the offered notes. The certificates will be subordinated to the offered notes and the variable funding notes. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust.

The Trust

The depositor will establish Irwin Home Equity Loan Trust 2003-1, a Delaware statutory trust. The trust will be established pursuant to a trust agreement, dated as of February 28, 2003, between the depositor and the owner trustee. The trust will issue the notes pursuant to an indenture dated as of February 28, 2003, between the issuer and the indenture trustee. The assets of the trust will include:

- the unpaid principal balance of the mortgage loans as of the close of business on the cut-off date; and
- certain additions to the home equity lines of credit as a result of draws or new advances of money made pursuant to the applicable loan agreement after the cut-off date.

The unpaid principal balance of a home equity line of credit on any day will be equal to:

- its cut-off date balance,
- *plus* any additional balances relating to that home equity line of credit sold to the issuer and acquired by the trust before that day,
- *minus* all collections credited against the principal balance of that home equity line of credit in accordance with the related loan agreement after the cut-off date.

The principal balance of a liquidated home equity line of credit or a closed-end home equity loan after the final recovery of related liquidation proceeds will be zero.

In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts and collections on the mortgage loans.

Principal collections on the mortgage loans from a loan group will not be applied to principal payments on the senior notes related to the other loan group. As a result, principal collections on the mortgage loans in loan group I will be applied only to principal payments on the Group I notes and the subordinate notes, and principal collections on the mortgage loans in loan group II will be applied only to principal payments on the Group II notes and the subordinate notes.

Mortgage Loan Groups

The mortgage loans assigned and transferred to the issuer and pledged to the indenture trustee as of the closing date will be divided into two loan groups:

The statistical information presented in these computational materials reflects the pool of mortgage loans as of the statistical calculation date.

Loan group I will include mortgage loans which consist of adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, secured by first, second or more junior mortgages or deeds of trust on residential properties.

Loan group II will include mortgage loans which consist of (a) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally over 100% and generally up to 125%, (b) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally up to 100% and (c) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally over 100% and generally up to 125%, secured in each case by first, second or more junior mortgages or deeds of trust on residential properties. The mortgage loans referred to in clause (a) above are referred to as loan group IIA, and the mortgage loans referred to in clauses (b) and (c) above are referred to as loan group IIB.

With respect to each mortgage loan in a loan group that has a prepayment penalty feature, the master servicer's and the subservicer's business practices are to enforce the prepayment penalty features, subject to waiver at their option for reasonable and prudent business purposes.

Interest Payments

Interest payments on each class of the offered notes will be made monthly on each payment date, beginning in [April 2003], at the respective note rates described above. The Class A-IO notes, which will be interest only notes, will receive interest payments only up to and including the payment date in [September 2005]. Interest on the offered notes, other than the Class A-IO notes, for each payment date, will accrue from the preceding payment date (or, in the case of the first payment date, from the closing date) through the day before that payment date, on the basis of the actual number of days in that interest period and a 360-day year. Interest on the Class A-IO notes for each payment date will accrue during the calendar month preceding the month in which such payment date occurs, on the basis of a 30-day month and a 360-day year. Interest on the senior notes is paid senior in priority to interest on the subordinate notes.

All interest payments on the notes for any payment date will be allocated to the notes based on their respective interest accruals. Interest will accrue on the Class A-IO notes on the notional balances thereof. The initial notional balance of the Class A-IO notes will be $[30,500,000] and will not be subject to reduction unless the aggregate principal balance of all of the mortgage loans in loan groups I and II is reduced below $[30,500,000] on or before [August 1, 2005].

The note rate on the variable funding notes for any payment date will not significantly exceed the note rate on the Class IA-1 notes and the Class IIA-1 notes, respectively, for the related interest period.

To the extent the note rates of the offered notes are limited by the applicable weighted average net mortgage interest rate of the mortgage loans, the notes may receive interest up to the applicable LIBOR rate as an interest carry-forward amount on subsequent payment dates. Notwithstanding such carry-forward, the interest rate on these notes is subject to a maximum rate.

Principal Payments

All principal payments made to the holders of the senior notes (other than the Class A-IO notes) on each payment date from whatever source will be distributed concurrently to (a) the Group I notes in the aggregate and (b) the Group II notes in the aggregate, in each case in proportion to the percentage of the principal collections (net of principal collections from loan groups I and II used to purchase additional balances for loan groups I and II, respectively) derived from the related loan group (with respect to which any related notes are outstanding) for that payment date, until the principal balances of the Group I notes in the aggregate and the Group II notes in the aggregate have been reduced to zero.

After either the Group I notes in the aggregate or the Group II notes in the aggregate are reduced to zero, all principal payments allocated to the senior notes will be distributed to the remaining class of senior notes to the extent necessary to pay principal due on that class.

The Class A-IO notes, which are interest only notes, will not receive principal payments.

On each payment date during the managed amortization period, principal collections on the mortgage loans in loan group I and loan group II may be used to fund additional balances created during the related collection period, which balances will be allocated to loan group I and loan group II, respectively. This will reduce the net principal collections for loan group I and loan group II, respectively, as well as the total principal collections. The managed amortization period will be in effect for the Group I and Group II notes and will be the period beginning on the closing date and ending on the earlier of [March 25, 2008] and the occurrence of an amortization event.

Principal allocated to the Group I notes will be paid to the Class IA-1 notes, the Class IA-2 notes and the related variable funding notes *pro rata* based on their outstanding principal balances and variable funding balances, respectively, until paid in full; *provided, however*, that if after the Step-down Date, the senior notes have not been paid to their required principal balance for that payment date, then principal allocated to the Class IA-1 notes and the Class IA-2 notes will instead be paid sequentially as follows: first, to the Class IA-1 notes until paid in full and, second, to the Class IA-2 notes until paid in full.

Principal allocated to the Group II notes will be paid to the Class IIA-1 notes, the Class IIA-2 notes and the related variable funding notes *pro rata* based on their outstanding principal balances and variable funding balance, respectively, until paid in full; *provided, however*, that if, after the Step-down Date, the senior notes have not been paid to their required principal balance for that payment date, then principal allocated to the Class IIA-1 notes and the Class IIA-2 notes will instead be paid sequentially as follows: first, to the Class IIA-1 notes until paid in full and, second, to the Class IIA-2 notes until paid in full.

Because principal payments on the senior notes (other then the Class A-IO notes) in respect of liquidation loss amounts and overcollateralization increase amounts will be allocated between the Group I notes and Group II notes in proportion to the principal collections (net of principal collections used to purchase additional balances for the applicable loan group) for the related loan group, and not in proportion to the amount of liquidation loss amounts on mortgage loans in the related loan group or the overcollateralization increase amount derived from that loan group, excess interest collections from one loan group may be applied on any payment date to make principal payments to the senior notes corresponding to another loan group.

In no event will principal payments on a class of offered notes on any payment date exceed the related principal balance (or the variable funding balance in the case of the variable funding notes) on that payment date. The Class A-IO notes will not be entitled to receive principal payments.

For at least [36] months after the closing date, no principal payments will be distributed to the subordinate notes, unless the principal balances of all of the senior notes have been reduced to zero. In addition, if on any payment date certain loss or delinquency tests are not satisfied, amounts otherwise payable to the subordinate notes with respect to principal will be paid to the senior notes, and the subordinate notes will receive no distributions of principal on that payment date.

On the related legal final payment date, principal will be due and payable on the offered notes in an amount equal to the related principal balance remaining outstanding on that payment date.

The payment of principal to the subordinate notes after the step-down date is subject to the following loss and delinquency tests:

- satisfaction of a cumulative liquidation loss amount test such that the fraction (expressed as a percentage) of cumulative liquidation loss amounts as of the respective payment date divided by the initial aggregate principal balance of the mortgage loans is less than or equal to the percentage set forth below for the related collection period specified below:

Collection Period	Cumulative liquidation loss amount percentage
36 – 48	[9.50]%
49 – 60	[11.25]%
61 – 84	[13.00]%
85-	[15.00%]; and

- satisfaction of a delinquency test such that the three-month rolling average of the aggregate principal balance of the mortgage loans that are 60 days or more delinquent (including all mortgage loans that are in foreclosure and mortgage loans for which the related mortgaged property constitutes REO property, but excluding liquidated mortgage loans) in the payment of principal and interest divided by the aggregate principal balance of all of the mortgage loans, is less than [17.75]% of the senior enhancement percentage, which percentage is computed for each payment date as the principal balance of the mortgage loans minus the aggregate principal balance of the senior notes divided by the principal balance of the mortgage loans.

Priority of Payments on the Notes

Payments of principal and interest on the mortgage loans will be collected each month. After retaining its servicing fee and any other fees that constitute servicing compensation,, together with any amounts that reimburse the master servicer or the subservicer for reimbursable expenses, the master servicer will forward all collections on such mortgage loans to the indenture trustee and on each payment date these amounts, *minus* any expenses reimbursable to the indenture trustee, will be allocated as follows:

- first, to pay prepayment penalties to the holders of the certificates;
- <u>second</u>, to pay accrued and unpaid interest due on the principal balances of the notes at their respective note rates as follows:
  - (i) first, to the senior notes on a pro rata basis

in accordance with the amount of accrued interest due thereon:

- (ii) second, to the Class M-1 notes;
- (iii) third, to the Class M-2 notes;
- (iv) fourth, to the Class B-1 notes; and
- (v) fifth, to the Class B-2 notes;

- third, to pay as principal on the notes (other than the Class A-IO notes), in an amount equal to principal collections on the mortgage loans, minus any principal collections used to purchase additional balances and any overcollateralization release amount as follows:
  - (i) first, to the senior notes, in the order described above under "Principal Payments," the amount necessary to reduce the aggregate principal balance of the senior notes to its required principal balance for that payment date; SHOULD THERE BE LANGUAGE HERE REFLECTING THE CHANGE IN PAYMENT PRIORITY ON OR AFTER THE STEP DOWN DATE IF SENOR NOTES HAVE NOT MET THEIR REQUIRED PRINCIPAL BALANCE?
  - (ii) second, to the Class M-1 notes, the amount necessary to reduce the principal balance of the Class M-1 notes to its required principal balance for that payment date;
  - (iii) third, to the Class M-2 notes, the amount necessary to reduce the principal balance of the Class M-2 notes to its required principal balance for that payment date;
  - (iv) fourth, to the Class B-1 notes, the amount necessary to reduce the principal balance of the Class B-1 notes to its required principal balance for that payment date;
  - (v) fifth, to the Class B-2 notes, the amount necessary to reduce the principal balance of the Class B-2 notes to its required principal balance for that payment date.

- fourth, to pay to the senior notes, in the order described above under "Principal Payments," until the aggregate principal balance of the senior notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;

- fifth, to pay to the Class M-1 notes, until the principal balance of the Class M-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes under clause *fourth* above;

- sixth, to pay to the Class M-2 notes, until the principal balance of the Class M-2 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the Senior notes or the Class M-1 notes under clauses *fourth* and *fifth* above, respectively;

- seventh, to pay to the Class B-1 notes, until the principal balance of the Class B-1 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes, the Class M-1 notes or the Class M-2 notes under clauses *fourth, fifth* and *sixth* above, respectively;

- eighth, to pay to the Class B-2 notes, until the principal balance of the Class B-2 notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes, the Class M-1 notes, the Class M-2 notes or the Class B-1 notes under clauses *fourth, fifth, sixth and seventh* above, respectively;

- ninth, to pay to the senior notes, in the order described above under "Principal Payments," the amount, if any, necessary to increase the amount of overcollateralization for the senior notes to the required overcollateralization level, to reduce aggregate principal balance of the senior notes to its required principal balance for that payment date; SAME COMMENT AS ABOVE

- tenth, to pay to the Class M-1 notes, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *ninth* above, to reduce the principal balance of the Class M-1 notes to its required principal balance for that payment date;
- eleventh, to pay to the Class M-2 notes, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *ninth* above or the Class M-1 notes pursuant to clause *tenth* above, to reduce the principal balance of the Class M-2 notes to its required principal balance for that payment date ;
- twelfth, to pay to the Class B-1 notes, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *ninth* above or the Class M-1 notes pursuant to clause *tenth* above or the Class M-2 notes pursuant to clause *eleventh* above, to reduce the principal balance of the Class B-1 notes to its required principal balance for that payment date;
- thirteenth, to pay to the Class B-2 notes, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *ninth* above or the Class M-1 notes pursuant to clause *tenth* above or the Class M-2 notes pursuant to clause *eleventh* above, or the Class B-1 notes pursuant to clause *twelfth* above, to reduce the principal balance of the Class B-2 notes to its required principal balance for that payment date;
- fourteenth, to pay the indenture trustee and the administrator any unpaid expenses and other reimbursable amounts owed to the indenture trustee and the administrator;
- fifteenth, to pay the holders of the Class IA-1 notes, the Class IA-2 notes, the Class IIA-1 notes, the Class IIA-2 notes and the respective variable funding notes, pro rata, any unpaid interest carry-forward amounts, together with interest thereon,
- sixteenth, to pay the holders of the Class M-1 notes any unpaid interest carry-forward amount, together with interest thereon;
- seventeenth, to pay the holders of the Class M-2 notes any unpaid interest carry-forward amount, together with interest thereon;
- eighteenth, to pay the holders of the Class B-1 notes any unpaid interest carry-forward amount, together with interest thereon;
- ninteenth, to pay the holders of the Class B-2 notes any unpaid interest carry-forward amount, together with interest thereon; and
- twentieth, any remaining amounts to the holders of the certificates in the amounts and priorities set forth in the indenture.

Credit Enhancement

The credit enhancement provided for the benefit of the offered notes and the variable funding note consists of:

Excess Spread. The weighted average mortgage loan rate is generally expected to be higher than the sum of (a) the master servicing fee and the trustee fee and (b) the weighted average note rate. On each payment date, excess spread generated during the related collection period will be available to cover losses and build overcollateralization.

Overcollateralization. On the closing date, there will be overcollateralization equal to $[4,575,000]. Excess interest on the mortgage loans that is not needed to cover losses on the loans in that loan group will be used to make additional principal payments on the notes, until the aggregate principal balance of the mortgage loans exceeds the aggregate principal balance of the offered notes (other than the Class A-IO notes) and the variable funding balance of the variable funding notes by a specified amount. This excess will represent overcollateralization, which will absorb losses on the mortgage loans, to the extent of the overcollateralization, if the losses are not covered by excess interest. If the level of overcollateralization falls below what is required, the excess interest described above will be paid to the offered notes as principal, until the required level of overcollateralization for the offered notes is reached again.

Subordination. To the extent no overcollateralization exists, losses on the mortgage loans during the related collection period in excess of amounts available to be paid on that payment date pursuant to clauses *fourth* through *eighth* above under "Priority of Payments on the Notes" will be allocated in full to the first class of notes listed below with a principal balance greater than zero.

- Class B-2 notes;

- Class B-1 notes;
- Class M-2 notes; and
- Class M-1 notes

When this occurs, the principal balance of the class of subordinate notes to which the loss is allocated is reduced, without a corresponding payment of principal.

If none of the subordinate notes remains outstanding, losses will be allocated among the senior offered notes and the variable funding notes in proportion to their remaining principal balances. Any such losses will be allocated the senior offered notes as follows:

- first, to the Class IA-2 notes and the Class IIA-2 notes (in proportion to their remaining principal balances) until the principal balances such classes have been reduced to zero; and
- second, to the Class IA-1 notes and the Class IIA-1 notes (in proportion to their remaining principal balances) until the principal balances of such classes have been reduced to zero

Legal Investment

The offered notes will not be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. You should consult your legal advisors in determining whether and to what extent the offered notes constitute legal investments for you.

Optional Redemption

The master servicer may, at its option repurchase all, but not less than all, of the mortgage loans on any payment date on which the aggregate outstanding principal balance of the mortgage loans (after applying payments received in the related collection period) is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date. If the master servicer exercises the optional redemption, the purchase price it will pay for the mortgage loans will equal the lesser of (a) the outstanding principal balance of the mortgage loans and (b) the fair market value of the mortgage loans.

Notwithstanding the foregoing, the optional repurchase of the mortgage loans by the master servicer may occur only if the purchase price for the mortgage loans equals or exceeds the sum of all accrued and unpaid interest (including interest carry-forward amounts on the Class IA-1 notes, the Class IA-2 notes, the Class IIA-1 notes, the Class IIA-2 notes and the subordinate notes) and the outstanding principal balance of the notes. In addition, if the notes are redeemed prior to the payment date in [September 2005], the Class A-IO notes will be entitled to receive their adjusted issue price, which will be approximately equal to the present value of the remaining payments on the Class A-IO notes, using a discount rate equal to the discount rate reflected in the price paid by the initial purchaser of the Class A-IO notes on the closing date.

An exercise of the optional redemption will cause the aggregate outstanding principal balance of the offered notes to be paid in full sooner than it otherwise would have been paid.

Ratings

When issued, the offered notes will receive the ratings indicated in the chart above. A security rating is not a recommendation to buy, sell or hold a security and is subject to change or withdrawal at any time by the assigning rating agency. The ratings also do not address the rate of principal prepayments on the mortgage loans or the likelihood of the payment of any interest carry-forward amounts. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized by holders of the offered notes.

ERISA Considerations

Subject to important considerations, the depositor expects that persons investing assets of employee benefit plans or individual retirement accounts may purchase the offered notes. Plans should consult with their legal advisors before investing in the offered notes.

Tax Status

For federal income tax purposes, the offered notes will be treated as debt. The trust itself will not be subject to tax

"**Class B-1 Optimal Principal Balance**" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [4.50]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however*, that the Class B-1 Optimal Principal Balance will not be reduced below the Class B-1 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"**Class B-2 Optimal Principal Balance**" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes, the Class M-1 Notes, the Class M-2 Notes and the Class B-1 Notes (after taking into account any payments made on such Payment Date in reduction of such Note Balances) and (b) the Overcollateralization Target Amount for such Payment Date; *provided, however*, that the Class B-2 Optimal Principal Balance will not be reduced below the Class B-2 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"**Class M-1 Optimal Principal Balance**" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [30.00]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however*, that the Class M-1 Optimal Principal Balance will not be reduced below the Class M-1 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"**Class M-2 Optimal Principal Balance**" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes and the Class M-1 Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [17.00]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however*, that the Class M-2 Optimal Principal Balance will not be reduced below the Class M-2 Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"**Excess Spread**" means, with respect to any Payment Date, amounts available for distribution on that Payment Date after the application of clause *third* under "Priority of Payments on the Notes" above, as applicable.

"**Interest Collections**" means, with respect to any Payment Date, the sum of all payments by or on behalf of Mortgagors and any other amounts constituting interest (including such portion of Insurance Proceeds, Liquidation Proceeds and Repurchase Prices as is allocable to interest on the applicable Mortgage Loan as are paid by the Master Servicer in respect of Mortgage Loans or is collected by the Master Servicer under the Mortgage Loans, reduced by (i) the Servicing Fee for the Mortgage Loans for the related Collection Period and (ii) by any late fees, assumption fees, other administrative fees, release fees, bad check charges and other similar servicing related fees paid by Mortgagors with respect to Mortgage Loans during such Collection Period). The terms of the related mortgage documents shall determine the portion of each payment in respect of such Mortgage Loan that constitutes principal and interest, respectively.

"**Liquidated Mortgage Loan**" means a defaulted Mortgage Loan as to which the Master Servicer has determined that all amounts that it expects to recover on such Mortgage Loan have been recovered (exclusive of any possibility of a deficiency judgment).

"**Liquidation Loss Amount**" means, with respect to any Payment Date and any Liquidated Mortgage Loan, the unrecovered Principal Balance thereof at the end of the related Collection Period in which such Mortgage Loan became a Liquidated Mortgage Loan, after giving effect to the Liquidation Proceeds in connection therewith.

"**Liquidation Loss Distribution Amount**" means, with respect to any Payment Date, an amount equal to any Liquidation

Loss Amounts incurred on the Mortgage Loans during the related Collection Period, plus any Liquidation Loss Amounts incurred on the Mortgage Loans remaining undistributed from any previous Payment Date. Any Liquidation Loss Amounts on the Mortgage Loans remaining undistributed from any previous Payment Date will not be required to be paid as a Liquidation Loss Distribution Amount to the extent that such Liquidation Loss Amounts were paid by means of a payment from collections on the Mortgage Loans or were reflected in a reduction of the Overcollateralization Amount or a reduction in the Subordinate Notes.

"**Managed Amortization Period**" means the period beginning on the Closing Date and ending on the earlier of (i) [March 25, 2008] and (ii) the occurrence of an Amortization Event.

"**Note Balance**" means the Offered Note Balance and/or the Variable Funding Balance, as the context requires.

"**Offered Note Balance**" means as of any date of determination and with respect to each class of Offered Notes (other than the Class A-IO Notes), the principal balance of such class of Offered Notes on the Closing Date less any amounts actually distributed as principal thereon on all prior Payment Dates.

"**Overcollateralization Amount**" means, with respect to any Payment Date, the excess, if any, of (x) the aggregate Principal Balance of all Mortgage Loans as of the close of business on the last day of the related Collection Period, over (y) the aggregate Note Balance of the Offered Notes and the Variable Funding Balance, after taking into account the payment of the Principal Collection Distribution Amount and Liquidation Loss Amounts for Payment Date.

"**Overcollateralization Increase Amount**" means, with respect to any Payment Date, the amount necessary to increase the Overcollateralization Amount to the Overcollateralization Target Amount for such Payment Date.

"**Overcollateralization Release Amount**" means, with respect to any Payment Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount, before taking into account the payment of the Principal Collection Distribution Amount for such Payment Date.

"**Overcollateralization Target Amount**" means, as to any Payment Date prior to the Step-down Date, an amount equal to [7.00]% of the initial aggregate pool balance. On or after the Step-down Date, the Overcollateralization Target Amount for any Payment Date will be equal to the lesser of (a) the Overcollateralization Target Amount as of the initial Payment Date and (b) [14.00]% of the current aggregate pool balance (after applying payments received in the related Collection Period), but not lower than approximately $[1,525,000], which is [0.50]% of the initial aggregate pool balance; *provided, however*, that the scheduled reduction to the Overcollateralization Target Amount shall not be made as of any Payment Date unless the Loss and Delinquency Tests are satisfied; and *provided, further*, that the Overcollateralization Target Amount for any Payment Date may be reduced with the prior written consent of the Rating Agencies.

"**Principal Collections**" means, with respect to any Payment Date, the aggregate of the following amounts:

(i) the total amount of payments made by or on behalf of the related Mortgagors, received and applied as payments of principal on the Mortgage Loans during the related Collection Period, as reported by the Master Servicer or the related Subservicer;

(ii) any Liquidation Proceeds allocable as a recovery of principal received in connection with the Mortgage Loans during the related Collection Period;

(iii) if such Mortgage Loan (or Mortgage Loans) was repurchased by the Originator during the related Collection Period, 100% of the Principal Balance thereof as of the date of such repurchase; and

(iv) other amounts received as payments on or proceeds of the Mortgage Loans during the related Collection Period, to the extent applied in reduction of the Principal Balance thereof.

"**Principal Collection Distribution Amount**" means, with respect to any Payment Date, the total Principal Collections for the Payment Date *minus* (1) any Overcollateralization Release Amount for such Payment Date, and (2) during the Managed

Amortization Period, Principal Collections used by the Trust to acquire Additional Balances during the related Collection Period.

"**Senior Enhancement Percentage**" means, with respect to any Payment Date, the percentage obtained by dividing:

- the excess of (a) the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period over (b) the aggregate Note Balance of the Senior Notes immediately prior to such Payment Date, by

- the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period.

"**Senior Optimal Principal Balance**" means, with respect to any Payment Date prior to the Step-down Date or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, zero; and with respect to any other Payment Date, an amount equal to the aggregate Principal Balance Mortgage Loans as of the preceding Determination Date minus the sum of (a) approximately [45.00]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date and (b) the Overcollateralization Target Amount for such Payment Date.

"**Step-down Date**" means the first Payment Date occurring after the Payment Date in [March 2006] as to which the aggregate Senior Note Balance (after applying payments received in the related Collection Period) will be reduced on such Payment Date (such determination to be made by the Master Servicer prior to the Indenture Trustee making actual distributions on such Payment Date) to an amount equal to the excess, if any, of (a) the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Collection Period over (b) the greater of (x) approximately [14.00]% of the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Collection Period, and (y) [7.00]% of the initial aggregate Principal Balance of the Mortgage Loans; provided that the Loss and Delinquency Tests have been satisfied

"**Variable Funding Balance**" means, with respect to any Payment Date and the applicable Variable Funding Notes, the Aggregate Balance Differential for the related Loan Group immediately prior to such Payment Date reduced by all distributions of principal on the applicable Variable Funding Notes prior to such Payment Date.

COLLATERAL SUMMARY
Group I Mortgage Loans (as of the Statistical Calculation Date) - *HELOC*

Total Number of Loans:		1,462
Total Outstanding Loan Balance:		$78,997,686.18
Average Loan Principal Balance:		$54,034
WA Margin:		4.019%
Index:		Prime
Rate Reset Frequency:		Monthly
WA Remaining Term to Maturity (months):		238
WA Original Term to Stated Maturity (months):		240
WA FICO:		662
WA CLTV:		94.25%
WA Debt-to-Income:		41.00%
Lien Position:	First Lien	0.97%
	Second Lien	98.87%
	More Junior Lien:	0.17%
Property Type:	Single-Family Dwelling:	72.11%
	Planned Unit Development:	22.09%
	Condominium:	5.33%
	2 - 4 Family:	0.46%
Occupancy Status:	Owner Occupied:	99.31%
	Investment Property	0.69%
Geographic Distribution:	California:	52.83%
(states not listed individually account	Maryland:	9.37%
for less than 5.00% of the Mortgage	Colorado	5.57%
Loan principal balance)	Arizona:	5.27%
Credit Quality:	Excellent:	76.20%
(per Irwin's Guidelines)	Superior:	18.61%
	Good	5.19%
Prepayment Penalty:	No Prepayment Penalty:	3.80%
	24 Months:	0.32%
	36 Months:	66.73%
	48 Months:	0.05%
	60 Months:	29.10%

COLLATERAL SUMMARY

Group IIA Mortgage Loans (as of the Statistical Calculation Date) - *HELOC 125*

Total Number of Loans:		3,054
Total Outstanding Loan Balance:		$135,573,700.49
Average Loan Principal Balance:		$44,392
WA Margin:		7.963%
WA Remaining Term to Maturity (months):		237
WA Original Term to Stated Maturity (months):		240
WA FICO:		669
WA CLTV:		118.64%
WA Debt-to-Income:		40.73%
Lien Position:	First Lien:	0.05%
	Second Lien:	95.90%
	More Junior Lien:	4.05%
Property Type:	Single-Family Dwelling:	80.81%
	Planned Unit Development:	13.52%
	Condominium:	5.65%
	2-4 Family:	0.02%
Occupancy Status:	Owner Occupied:	100.00%
Geographic Distribution: *(states not listed individually account for less than 5.00% of the Mortgage Loan principal balance)*	California:	20.02%
	Arizona:	8.94%
	Maryland:	8.22%
	Florida:	6.94%
	Illinois:	6.42%
	Colorado:	5.60%
	Ohio:	5.29%
Credit Quality: *(per Irwin's Guidelines)*	Excellent:	80.90%
	Superior:	16.00%
	Good:	3.10%
Prepayment Penalty:	No Prepayment Penalty:	1.18%
	24 Months:	0.30%
	36 Months:	34.29%
	48 Months:	0.17%
	60 Months:	64.07%

COLLATERAL SUMMARY
Group IIB Mortgage Loans (as of the Statistical Calculation Date) -
HEL, HEL 125

Total Number of Loans:		977
Total Outstanding Loan Balance:		$49,198,656.00
Average Loan Principal Balance:		$50,357
WA Coupon:		10.759%
WA Remaining Term to Maturity (months):		231
WA Original Term to Stated Maturity (months):		232
WA FICO:		676
WA CLTV:		106.67 %
WA Debt-to-Income:		42.43%
Lien Position:	First Lien:	2.04%
	Second Lien:	96.89%
	More Junior Lien:	1.07%
Property Type:	Single-Family Dwelling:	75.83%
	Planned Unit Development:	18.89%
	Condominium:	4.59%
	2-4 Family:	0.68%
Occupancy Status:	Owner Occupied:	99.78%
	Investment Property:	0.22%
Geographic Distribution:	California:	19.69%
(states not listed individually account	Florida:	9.33%
for less than 5.00% of the Mortgage	Maryland:	8.27%
Loan principal balance)	Virginia:	7.77%
	Arizona:	5.72%
Credit Quality:	Excellent:	86.18%
(per Irwin's Guidelines)	Superior:	11.02%
	Good:	2.71%
	Fair:	0.08%
Prepayment Penalty:	No Prepayment Penalty:	7.92%
	12 Months:	1.14%
	24 Months:	0.67%
	36 Months:	47.00%
	48 Months:	0.47%
	60 Months:	42.80%

Group I Mortgage Loans

Lien Position of Group I Mortgage Loans

Lien Position	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
First Lien	8	$ 763,254.80	0.97%
Second Lien	1,449	78,101,453.40	98.87%
More Junior Lien	5	132,977.98	0.17%
Total	1,462	$78,997,686.18	100.00%

Mortgage Interest Rates of Group I Mortgage Loans

Mortgage Interest Rates (%)	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
4.001 to 5.000	37	$ 1,857,002.87	2.35%
5.001 to 6.000	117	6,869,389.24	8.70%
6.001 to 7.000	196	11,431,662.62	14.47%
7.001 to 8.000	216	12,718,214.96	16.10%
8.001 to 9.000	308	17,340,176.47	21.95%
9.001 to 10.000	352	18,743,813.13	23.73%
10.001 to 11.000	153	6,926,528.67	8.77%
11.001 to 12.000	56	2,106,813.67	2.67%
12.001 to 13.000	22	837,001.66	1.06%
13.001 to 14.000	5	167,082.89	0.21%
Total	1,462	$78,997,686.18	100.00%

The weighted average mortgage interest rate of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 8.309% per annum.

Group I Mortgage Loans

Credit Limit Utilization Rates of Group I Mortgage Loans

Credit Limit Utilization Rates (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
5.001	to	10.000	4	$ 38,545.10	0.05%
10.001	to	15.000	1	6,398.44	0.01%
20.001	to	25.000	6	174,533.11	0.22%
25.001	to	30.000	2	51,751.96	0.07%
30.001	to	35.000	4	112,482.78	0.14%
35.001	to	40.000	3	77,683.98	0.10%
40.001	to	45.000	2	92,293.48	0.12%
45.001	to	50.000	6	188,898.05	0.24%
50.001	to	55.000	3	140,436.23	0.18%
55.001	to	60.000	7	220,001.92	0.28%
60.001	to	65.000	11	430,537.95	0.55%
65.001	to	70.000	14	579,051.07	0.73%
70.001	to	75.000	11	389,420.83	0.49%
75.001	to	80.000	13	572,754.59	0.73%
80.001	to	85.000	8	423,490.32	0.54%
85.001	to	90.000	11	613,212.15	0.78%
90.001	to	95.000	26	1,428,543.94	1.81%
95.001	to	100.000	1,330	73,457,650.34	92.99%
Total			**1,462**	**$78,997,686.18**	**100.00%**

The weighted average credit limit utilization rate of the Group I Loans as of the Statistical Calculation Date is approximately 97.96%.

Group I Mortgage Loans

Combined Loan-to-Value Ratios of Group I Mortgage Loans

Combined Loan-to-Value Ratios (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.001	to	40.000	5	$ 341,008.00	0.43%
40.001	to	50.000	7	371,806.64	0.47%
50.001	to	60.000	8	351,252.01	0.44%
60.001	to	70.000	20	1,172,129.15	1.48%
70.001	to	80.000	62	3,858,012.63	4.88%
80.001	to	90.000	228	13,377,570.04	16.93%
90.001	to	100.000	1,132	59,525,907.71	75.35%
Total			1,462	$78,997,686.18	100.00%

The minimum and maximum combined loan-to-value ratios of the Group I Mortgage Loans as of the Statistical Calculation Date are approximately 21.52% and 100.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group I Mortgage Loans is approximately 94.25%. The "combined loan-to-value ratio" of a Group I Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Group I Mortgage Loan plus the credit limit of such Group I Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group I Mortgage Loans

Principal Balances			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
$0.01	to	$25,000.00	242	$ 5,216,540.68	6.60%
$25,000.01	to	$50,000.00	698	26,365,981.55	33.38%
$50,000.01	to	$75,000.00	260	16,144,648.00	20.44%
$75,000.01	to	$100,000.00	151	13,263,779.34	16.79%
$100,000.01	to	$125,000.00	38	4,412,915.27	5.59%
$125,000.01	to	$150,000.00	26	3,539,556.23	4.48%
$150,000.01	to	$175,000.00	14	2,235,264.54	2.83%
$175,000.01	to	$200,000.00	14	2,635,487.32	3.34%
$200,000.01	to	$225,000.00	6	1,279,482.04	1.62%
$225,000.01	to	$250,000.00	3	712,731.40	0.90%
$250,000.01	to	$275,000.00	1	264,000.00	0.33%
$275,000.01	to	$300,000.00	5	1,485,935.40	1.88%
$300,000.01	to	$400,000.00	3	1,031,500.00	1.31%
$400,000.01	to	$500,000.00	1	409,864.39	0.52%
Total			1,462	$78,997,686.18	100.00%

The average unpaid principal balance of the Group I Mortgage Loans as of the Statistical Calculation Date is $54,034.

Group I Mortgage Loans

Mortgaged Properties Securing Group I Mortgage Loans

Property Type	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Single-Family Dwelling	1,111	$ 56,963,311.13	72.11%
Planned Unit Development	251	17,453,475.53	22.09%
Condominium	93	4,214,453.88	5.33%
2-4 Family	7	366,445.64	0.46%
Total	1,462	$78,997,686.18	100.00%

Original Term to Maturity of Group I Mortgage Loans

Original Term to Maturity (months)	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
181 to 240	1,462	$ 78,997,686.18	100.00%
Total	1,462	$78,997,686.18	100.00%

The weighted average original term to maturity of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 240 months.

Remaining Term to Maturity of Group I Mortgage Loans

Remaining Term to Maturity (months)	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
121 to 180	5	$ 175,121.34	0.22%
181 to 240	1,457	78,822,564.84	99.78%
Total	1,462	$78,997,686.18	100.00%

The weighted average remaining term to maturity of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 238 months.

Group I Mortgage Loans

Year of Origination of Group I Mortgage Loans

Year of Origination	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
2003	304	$ 17,576,782.05	22.25%
2002	1,149	60,862,569.53	77.04%
2001	4	383,213.26	0.49%
1997	1	9,890.42	0.01%
1996	3	140,230.92	0.18%
1995	1	25,000.00	0.03%
Total	1,462	$78,997,686.18	100.00%

The earliest month and year of origination of any Group I Mortgage Loan as of the Statistical Calculation Date is October 1995 and the latest month and year of origination of any Group I Mortgage Loan as of the Statistical Calculation Date is January 2003.

Occupancy Type of Group I Mortgage Loans

Occupancy Type	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Owner Occupied	1,448	$ 78,453,136.74	99.31%
Investment Property	14	544,549.44	0.69%
Total	1,462	$78,997,686.18	100.00%

Credit Quality of Group I Mortgage Loans

Credit Quality	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Excellent	1,044	$ 60,194,953.97	76.20%
Superior	319	14,704,015.56	18.61%
Good	99	4,098,716.65	5.19%
Total	1,462	$78,997,686.18	100.00%

Credit grades run from Excellent to Superior to Good in descending order.

Group I Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group I Mortgage Loans

State	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
California	685	$ 41,736,903.36	52.83%
Maryland	145	7,403,749.45	9.37%
Colorado	86	4,401,523.15	5.57%
Arizona	104	4,162,141.56	5.27%
Florida	83	3,489,797.27	4.42%
Illinois	46	2,522,915.65	3.19%
Washington	37	1,984,124.99	2.51%
Other (<2%)	276	13,296,530.75	16.83%
Total	1,462	$78,997,686.18	100.00%

No more than approximately 0.78% of the Group I Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code

Debt-to-Income Ratios of Group I Mortgage Loans

Debt-to-Income Ratios (%)	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
10.001 to 15.000	3	$ 93,199.55	0.12%
15.001 to 20.000	12	545,265.50	0.69%
20.001 to 25.000	44	1,987,374.57	2.52%
25.001 to 30.000	108	5,658,309.53	7.16%
30.001 to 35.000	198	9,155,988.45	11.59%
35.001 to 40.000	275	14,334,418.54	18.15%
40.001 to 45.000	328	17,602,189.18	22.28%
45.001 to 50.000	414	23,901,440.04	30.26%
50.001 to 55.000	80	5,719,500.82	7.24%
Total	1,462	$78,997,686.18	100.00%

The weighted average debt-to-income ratio of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 41.00%.

Group I Mortgage Loans

Prepayment Penalty for Group I Mortgage Loans

Months Applicable	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
No Prepayment Penalty	37	$ 3,004,385.37	3.80%
24	4	250,003.63	0.32%
36	979	52,719,021.33	66.73%
48	1	38,600.00	0.05%
60	441	22,985,675.85	29.10%
Total	**1,462**	**$78,997,686.18**	**100.00%**

Delinquency Status for Group I Mortgage Loans

Delinquency	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0	1,403	$ 76,122,253.64	96.36%
1-29	59	2,875,432.54	3.64%
Total	**1,462**	**$78,997,686.18**	**100.00%**

Group I Mortgage Loans

Rate Floor of Group I Mortgage Loans

Rate Floor (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
2.000	to	2.999	31	$ 1,609,344.08	2.04%
3.000	to	3.999	96	5,263,527.00	6.66%
4.000	to	4.999	143	8,405,084.87	10.64%
5.000	to	5.999	208	11,877,067.66	15.03%
6.000	to	6.999	288	16,883,383.11	21.37%
7.000	to	7.999	324	17,774,528.79	22.50%
8.000	to	8.999	232	11,446,469.13	14.49%
9.000	to	9.999	91	3,950,364.00	5.00%
10.000	to	10.999	35	1,251,603.92	1.58%
11.000	to	11.999	11	471,481.92	0.60%
12.000	to	12.999	3	64,831.70	0.08%
Total			1,462	$78,997,686.18	100.00%

The weighted average rate floor of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 6.63% per annum.

Rate Ceiling of Group I Mortgage Loans

Rate Ceiling (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
12.000	to	12.999	31	$ 1,609,344.08	2.04%
13.000	to	13.999	96	5,263,527.00	6.66%
14.000	to	14.999	143	8,405,084.87	10.64%
15.000	to	15.999	208	11,877,067.66	15.03%
16.000	to	16.999	288	16,883,383.11	21.37%
17.000	to	17.999	324	17,774,528.79	22.50%
18.000	to	18.999	234	11,514,750.48	14.58%
19.000	to	19.999	91	3,950,364.00	5.00%
20.000	to	20.999	35	1,251,603.92	1.58%
21.000	to	21.999	11	458,141.85	0.58%
23.000	to	23.999	1	9,890.42	0.01%
Total			1,462	$78,997,686.18	100.00%

The weighted average rate ceiling of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 16.63% per annum.

Group I Mortgage Loans

Margin Rate of Group I Mortgage Loans

Margin Range (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Below 0.000			2	$ 26,880.00	0.03%
0.000	to	0.999	54	2,689,279.15	3.40%
1.000	to	1.999	113	7,041,494.59	8.91%
2.000	to	2.999	203	11,717,711.35	14.83%
3.000	to	3.999	244	13,830,043.57	17.51%
4.000	to	4.999	388	21,440,727.17	27.14%
5.000	to	5.999	290	15,310,427.14	19.38%
6.000	to	6.999	105	4,545,443.18	5.75%
7.000	to	7.999	44	1,614,927.18	2.04%
8.000	to	8.999	15	655,502.85	0.83%
9.000	to	9.999	4	125,250.00	0.16%
Total			**1,462**	**$78,997,686.18**	**100.00%**

The weighted average margin of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 4.02% per annum.

FICO Scores of Group I Mortgage Loans

FICO			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
580	to	599	22	$ 981,516.21	1.24%
600	to	619	190	9,271,969.73	11.74%
620	to	639	326	17,181,842.08	21.75%
640	to	659	323	17,099,255.17	21.65%
660	to	679	212	11,554,173.51	14.63%
680	to	699	128	7,732,710.98	9.79%
700	to	719	105	6,440,752.15	8.15%
720	to	739	78	4,077,762.12	5.16%
740	to	759	35	1,873,652.69	2.37%
760	to	779	24	1,979,178.59	2.51%
780	to	799	12	495,037.95	0.63%
800	to	819	5	235,735.00	0.30%
820	to	839	2	74,100.00	0.09%
Total			**1,462**	**$78,997,686.18**	**100.00%**

The weighted average FICO of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 662.

Group IIA Mortgage Loans

Lien Position of Group IIA Mortgage Loans

Lien Position	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
First Lien	1	$ 70,000.00	0.05%
Second Lien	2926	130,013,346.22	95.90%
More Junior Lien	127	5,490,354.27	4.05%
Total	3,054	$135,573,700.49	100.00%

Mortgage Interest Rates of Group IIA Mortgage Loans

Mortgage Interest Rates (%)	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
5.001 to 6.000	3	$ 132,563.90	0.10%
6.001 to 7.000	3	390,577.46	0.29%
7.001 to 8.000	19	1,128,758.65	0.83%
8.001 to 9.000	88	4,960,272.10	3.66%
9.001 to 10.000	221	12,268,285.02	9.05%
10.001 to 11.000	408	19,662,860.34	14.50%
11.001 to 12.000	608	26,297,233.97	19.40%
12.001 to 13.000	637	26,600,724.20	19.62%
13.001 to 14.000	538	22,798,781.09	16.82%
14.001 to 15.000	252	10,072,464.56	7.43%
15.001 to 16.000	92	3,909,198.34	2.88%
16.001 to 17.000	121	4,858,513.65	3.58%
17.001 to 18.000	41	1,584,309.79	1.17%
18.001 to 19.000	18	698,607.68	0.52%
19.001 to 20.000	4	163,999.80	0.12%
21.001 to 22.000	1	46,550.00	0.03%
Total	3,054	$135,573,700.49	100.00%

The weighted average mortgage interest rate of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 12.236% per annum.

Group IIA Mortgage Loans

Credit Limit Utilization Rates of Group IIA Mortgage Loans

Credit Limit Utilization Rates (%)			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
15.001	to	20.000	1	$ 5,370.61	0.00%
20.001	to	25.000	2	26,289.27	0.02%
25.001	to	30.000	2	12,641.00	0.01%
30.001	to	35.000	2	39,209.03	0.03%
40.001	to	45.000	2	58,000.00	0.04%
45.001	to	50.000	4	90,013.70	0.07%
50.001	to	55.000	1	26,831.98	0.02%
55.001	to	60.000	4	113,547.09	0.08%
60.001	to	65.000	10	217,190.63	0.16%
65.001	to	70.000	12	385,233.22	0.28%
70.001	to	75.000	9	422,964.34	0.31%
75.001	to	80.000	9	398,290.52	0.29%
80.001	to	85.000	18	688,892.41	0.51%
85.001	to	90.000	28	1,097,063.85	0.81%
90.001	to	95.000	34	1,643,424.53	1.21%
95.001	to	100.000	2916	130,348,738.31	96.15%
Total			**3,054**	**$135,573,700.49**	**100.00%**

The weighted average credit limit utilization rate of the Group IIA Loans as of the Statistical Calculation Date is approximately 98.93%.

Group IIA Mortgage Loans

Combined Loan-to-Value Ratios of Group IIA Mortgage Loans

Combined Loan-to-Value Ratio (%)			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
100.001	to	105.000	152	$ 6,234,782.16	4.60%
105.001	to	110.000	286	11,660,341.23	8.60%
110.001	to	115.000	479	20,636,915.60	15.22%
115.001	to	120.000	579	26,079,738.61	19.24%
120.001	to	125.000	1,558	70,961,922.89	52.34%
Total			3,054	$135,573,700.49	100.00%

The minimum and maximum combined loan-to-value ratios of the Group IIA Mortgage Loans as of the Statistical Calculation Date are approximately 100.00% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group IIA Mortgage Loans is approximately 118.64%. The "combined loan-to-value ratio" of a Group IIA Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Group IIA Mortgage Loan plus the credit limit of such Group IIA Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group IIA Mortgage Loans

Principal Balances			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
$0.01	to	$25,000.00	454	$ 9,948,533.54	7.34%
$25,000.01	to	$50,000.00	1,779	67,084,396.35	49.48%
$50,000.01	to	$75,000.00	598	36,588,753.20	26.99%
$75,000.01	to	$100,000.00	162	14,120,717.51	10.42%
$100,000.01	to	$125,000.00	45	5,258,499.55	3.88%
$125,000.01	to	$150,000.00	10	1,379,712.36	1.02%
$150,000.01	to	$175,000.00	3	468,510.36	0.35%
$175,000.01	to	$200,000.00	1	180,000.00	0.13%
$200,000.01	to	$225,000.00	1	209,902.62	0.15%
$300,000.01	to	$400,000.00	1	334,675.00	0.25%
Total			3,054	$135,573,700.49	100.00%

The average unpaid principal balance of the Group IIA Mortgage Loans as of the Statistical Calculation Date is $44,392.

Group IIA Mortgage Loans

Mortgaged Properties Securing Group IIA Mortgage Loans

Property Type	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
Single-Family Dwelling	2,507	$ 109,554,542.63	80.81%
Planned Unit Development	362	18,334,490.63	13.52%
Condominium	184	7,659,667.23	5.65%
2-4 Family	1	25,000.00	0.02%
Total	**3,054**	**$135,573,700.49**	**100.00%**

Original Term to Maturity of Group IIA Mortgage Loans

Original Term to Maturity (months)	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
181 to 240	3,054	$ 135,573,700.49	100.00%
Total	**3,054**	**$135,573,700.49**	**100.00%**

The weighted average original term to maturity of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 240 months.

Remaining Term to Maturity of Group IIA Mortgage Loans

Remaining Term to Maturity (months)	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
181 to 240	3,054	$ 135,573,700.49	100.00%
Total	**3,054**	**$135,573,700.49**	**100.00%**

The weighted average remaining term to maturity of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 237 months.

Group IIA Mortgage Loans

Year of Origination of Group IIA Mortgage Loans

Year of Origination	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
2003	112	$ 5,952,328.57	4.39%
2002	2,936	129,379,273.15	95.43%
2001	6	242,098.77	0.18%
Total	**3,054**	**$135,573,700.49**	**100.00%**

The earliest month and year of origination of any Group IIA Mortgage Loan as of the Statistical Calculation Date is June 2001 and the latest month and year of origination of any Group IIA Mortgage Loan as of the Statistical Calculation Date is January 2003.

Occupancy Type of Group IIA Mortgage Loans

Occupancy Type	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
Owner Occupied	3,054	$ 135,573,700.49	100.00%
Total	**3,054**	**$135,573,700.49**	**100.00%**

Credit Quality of Group IIA Mortgage Loans

Credit Quality	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
Excellent	2,366	$ 109,682,938.85	80.90%
Superior	574	21,689,282.20	16.00%
Good	114	4,201,479.44	3.10%
Total	**3,054**	**$135,573,700.49**	**100.00%**

Credit grades run from Excellent to Superior to Good in descending order.

Group IIA Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group IIA Mortgage Loans

State	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
California	512	$ 27,141,025.59	20.02%
Arizona	273	12,114,406.75	8.94%
Maryland	241	11,137,640.60	8.22%
Florida	235	9,411,293.41	6.94%
Illinois	184	8,709,136.28	6.42%
Colorado	159	7,592,140.21	5.60%
Ohio	190	7,173,424.82	5.29%
Pennsylvania	153	6,303,019.68	4.65%
Virginia	139	5,996,913.34	4.42%
Washington	101	4,318,975.90	3.19%
Michigan	104	4,091,303.96	3.02%
Georgia	101	4,009,665.91	2.96%
Oregon	84	3,616,224.31	2.67%
Indiana	87	3,171,645.00	2.34%
New Jersey	63	2,924,531.63	2.16%
Other (<2%)	428	17,862,353.10	13.18%
Total	**3,054**	**$135,573,700.49**	**100.00%**

No more than approximately 0.32% of the Group IIA Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code.

Debt-to-Income Ratios of Group IIA Mortgage Loans

Debt-to-Income Ratios (%)			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
10.001	to	15.000	2	$ 131,208.72	0.10%
15.001	to	20.000	14	509,199.84	0.38%
20.001	to	25.000	67	2,881,293.50	2.13%
25.001	to	30.000	235	9,269,673.05	6.84%
30.001	to	35.000	435	17,616,342.82	12.99%
35.001	to	40.000	642	26,559,973.76	19.59%
40.001	to	45.000	819	36,027,340.45	26.57%
45.001	to	50.000	674	33,494,832.67	24.71%
50.001	to	55.000	166	9,083,835.68	6.70%
Total			**3,054**	**$135,573,700.49**	**100.00%**

The weighted average debt-to-income ratio of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 40.73%.

Group IIA Mortgage Loans

Prepayment Penalty for Group IIA Mortgage Loans

Months Applicable	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
No Prepayment Penalty	36	$ 1,602,090.31	1.18%
24	8	402,246.29	0.30%
36	957	46,489,303.94	34.29%
48	5	224,249.98	0.17%
60	2,048	86,855,809.97	64.07%
Total	3,054	$135,573,700.49	100.00%

Delinquency Status for Group IIA Mortgage Loans

Delinquency	Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
0	2,934	$ 130,894,974.79	96.55%
1-29	120	4,678,725.70	3.45%
Total	3,054	$135,573,700.49	100.00%

Group IIA Mortgage Loans

Rate Floor of Group IIA Mortgage Loans

Rate Floor (%)			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
4.000	to	4.999	2	$ 103,670.90	0.08%
5.000	to	5.999	12	874,150.67	0.64%
6.000	to	6.999	51	2,781,504.05	2.05%
7.000	to	7.999	177	9,936,271.97	7.33%
8.000	to	8.999	358	18,210,235.58	13.43%
9.000	to	9.999	509	22,323,537.43	16.47%
10.000	to	10.999	618	25,381,469.96	18.72%
11.000	to	11.999	568	23,967,152.41	17.68%
12.000	to	12.999	333	14,627,252.97	10.79%
13.000	to	13.999	178	7,295,742.67	5.38%
14.000	to	14.999	79	3,381,994.81	2.49%
15.000	to	15.999	123	4,904,072.40	3.62%
16.000	to	16.999	39	1,505,506.35	1.11%
17.000	to	17.999	6	234,588.32	0.17%
19.000	to	19.999	1	46,550.00	0.03%
Total			3,054	$135,573,700.49	100.00%

The weighted average rate floor of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 10.69% per annum.

Rate Ceiling of Group IIA Mortgage Loans

Rate Ceiling (%)			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
14.000	to	14.999	2	$ 103,670.90	0.08%
15.000	to	15.999	12	874,150.67	0.64%
16.000	to	16.999	51	2,781,504.05	2.05%
17.000	to	17.999	177	9,936,271.97	7.33%
18.000	to	18.999	375	19,056,750.46	14.06%
19.000	to	19.999	507	22,173,279.63	16.36%
20.000	to	20.999	615	25,148,116.47	18.55%
21.000	to	21.999	565	23,856,688.02	17.60%
22.000	to	22.999	329	14,494,570.21	10.69%
23.000	to	23.999	176	7,246,705.97	5.35%
24.000			245	9,901,992.14	7.30%
Total			3,054	$135,573,700.49	100.00%

The weighted average rate ceiling of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 20.58% per annum.

Group IIA Mortgage Loans

Margin Rate of Group IIA Mortgage Loans

Margin Range (%)			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
1.000	to	1.999	2	$ 103,670.90	0.08%
2.000	to	2.999	4	464,807.46	0.34%
3.000	to	3.999	19	1,091,443.69	0.81%
4.000	to	4.999	106	6,126,919.52	4.52%
5.000	to	5.999	247	13,498,528.84	9.96%
6.000	to	6.999	422	20,024,282.95	14.77%
7.000	to	7.999	645	27,401,006.53	20.21%
8.000	to	8.999	616	25,980,730.51	19.16%
9.000	to	9.999	508	21,317,046.59	15.72%
10.000	to	10.999	228	9,093,659.27	6.71%
11.000	to	11.999	88	3,803,560.24	2.81%
12.000	to	12.999	123	4,881,399.32	3.60%
13.000	to	13.999	38	1,468,806.35	1.08%
14.000	to	14.999	6	232,638.32	0.17%
15.000	to	15.999	1	38,650.00	0.03%
17.000	to	17.999	1	46,550.00	0.03%
Total			**3,054**	**$135,573,700.49**	**100.00%**

The weighted average margin of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 7.96% per annum.

FICO Scores of Group IIA Mortgage Loans

FICO			Number of Group IIA Mortgage Loans	Unpaid Principal Balance of Group IIA Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIA Mortgage Loans
580	to	599	6	$ 256,996.65	0.19%
600	to	619	243	9,432,187.39	6.96%
620	to	639	426	16,284,087.06	12.01%
640	to	659	738	30,888,019.16	22.78%
660	to	679	672	31,405,575.36	23.16%
680	to	699	445	21,069,674.89	15.54%
700	to	719	264	13,554,866.52	10.00%
720	to	739	144	7,295,741.69	5.38%
740	to	759	77	3,567,743.25	2.63%
760	to	779	32	1,459,434.01	1.08%
780	to	799	6	324,403.51	0.24%
800	to	819	1	34,971.00	0.03%
Total			**3,054**	**$135,573,700.49**	**100.00%**

The weighted average FICO of the Group IIA Mortgage Loans as of the Statistical Calculation Date is approximately 669.

Group IIB Mortgage Loans

Lien Position of Group IIB Mortgage Loans

Lien Position	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
First Lien	10	$ 1,004,875.42	2.04%
Second Lien	954	47,668,595.98	96.89%
More Junior Lien	13	525,184.60	1.07%
Total	**977**	**$49,198,656.00**	**100.00%**

Mortgage Interest Rates of Group IIB Mortgage Loans

Mortgage Interest Rates (%)			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
5.001	to	6.000	13	$ 894,724.90	1.82%
6.001	to	7.000	43	2,432,906.45	4.95%
7.001	to	8.000	64	3,398,008.68	6.91%
8.001	to	9.000	81	4,410,886.15	8.97%
9.001	to	10.000	144	6,968,292.35	14.16%
10.001	to	11.000	176	9,468,239.73	19.24%
11.001	to	12.000	178	8,842,355.31	17.97%
12.001	to	13.000	124	5,852,628.05	11.90%
13.001	to	14.000	70	3,399,932.91	6.91%
14.001	to	15.000	40	1,710,487.97	3.48%
15.001	to	16.000	30	1,242,041.90	2.52%
16.001	to	17.000	6	214,086.00	0.44%
17.001	to	18.000	5	219,676.13	0.45%
18.001	to	19.000	1	45,038.88	0.09%
19.001	to	20.000	2	99,350.59	0.20%
Total			**977**	**$49,198,656.00**	**100.00%**

The weighted average mortgage interest rate of the Group IIB Mortgage Loans as of the Statistical Calculation Date is approximately 10.759% per annum.

Group IIB Mortgage Loans

Combined Loan-to-Value Ratios of Group IIB Mortgage Loans

Combined Loan-to-Value Ratio (%)			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
0.001	to	40.000	2	$ 66,500.00	0.14%
50.001	to	60.000	3	128,515.48	0.26%
60.001	to	70.000	5	225,457.12	0.46%
70.001	to	80.000	30	1,663,337.26	3.38%
80.001	to	90.000	90	4,788,421.64	9.73%
90.001	to	100.000	368	17,257,653.09	35.08%
100.001	to	105.000	19	955,790.71	1.94%
105.001	to	110.000	29	1,282,513.27	2.61%
110.001	to	115.000	80	4,188,508.44	8.51%
115.001	to	120.000	91	4,830,336.75	9.82%
120.001	to	125.000	260	13,811,622.24	28.07%
Total			**977**	**$49,198,656.00**	**100.00%**

The minimum and maximum combined loan-to-value ratios of the Group IIB Mortgage Loans as of the Statistical Calculation Date are approximately 33.33% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group IIB Mortgage Loans is approximately 106.67%. The "combined loan-to-value ratio" of a Group IIB Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and other mortgage balance, if any, as of the date of origination of the related Group IIB Mortgage Loan plus the principal balance of such Group IIB Mortgage Loan as of the origination date divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group IIB Mortgage Loans

Principal Balances			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
$0.01	to	$25,000.00	113	$ 2,518,803.32	5.12%
$25,000.01	to	$50,000.00	525	19,854,388.38	40.36%
$50,000.01	to	$75,000.00	210	13,024,108.99	26.47%
$75,000.01	to	$100,000.00	84	7,578,758.65	15.40%
$100,000.01	to	$125,000.00	29	3,336,044.51	6.78%
$125,000.01	to	$150,000.00	7	963,360.04	1.96%
$150,000.01	to	$175,000.00	3	480,637.09	0.98%
$175,000.01	to	$200,000.00	2	376,655.02	0.77%
$200,000.01	to	$225,000.00	1	216,700.00	0.44%
$225,000.01	to	$250,000.00	1	247,700.00	0.50%
$275,000.01	to	$300,000.00	1	300,000.00	0.61%
$300,000.01	to	$400,000.00	1	301,500.00	0.61%
Total			**977**	**$49,198,656.00**	**100.00%**

The average unpaid principal balance of the Group IIB Mortgage Loans as of the Statistical Calculation Date is $50,357.

Group IIB Mortgage Loans

Mortgaged Properties Securing Group IIB Mortgage Loans

Property Type	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
Single-Family Dwelling	762	$ 37,307,257.55	75.83%
Planned Unit Development	155	9,296,048.82	18.89%
Condominium	53	2,259,620.08	4.59%
2-4 Family	7	335,729.55	0.68%
Total	977	$49,198,656.00	100.00%

Original Term to Maturity of Group IIB Mortgage Loans

Original Term to Maturity (months)			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
61	to	120	38	$ 1,272,151.52	2.59%
121	to	180	494	22,711,911.51	46.16%
181	to	240	121	6,852,355.58	13.93%
241	to	300	324	18,362,237.39	37.32%
Total			977	$49,198,656.00	100.00%

The weighted average original term to maturity of the Group IIB Mortgage Loans as of the Statistical Calculation Date is approximately 232 months.

Remaining Term to Maturity of Group IIB Mortgage Loans

Remaining Term to Maturity (months)			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
0	to	60	4	$ 80,877.48	0.16%
61	to	120	34	1,191,274.04	2.42%
121	to	180	494	22,711,911.51	46.16%
181	to	240	121	6,852,355.58	13.93%
241	to	300	324	18,362,237.39	37.32%
Total			977	$49,198,656.00	100.00%

The weighted average remaining term to maturity of the Group IIB Mortgage Loans as of the Statistical Calculation Date is approximately 231 months.

Group IIB Mortgage Loans

Year of Origination of Group IIB Mortgage Loans

Year of Origination	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
2003	634	31,816,769.98	64.67%
2002	339	$ 17,301,008.54	35.17%
1997	3	66,507.07	0.14%
1996	1	14,370.41	0.03%
Total	**977**	**$49,198,656.00**	**100.00%**

The earliest month and year of origination of any Group IIB Mortgage Loan as of the Statistical Calculation Date is August 1996 and the latest month and year of origination of any Group IIB Mortgage Loan as of the Statistical Calculation Date is January 2003.

Occupancy Type of Group IIB Mortgage Loans

Occupancy Type	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
Owner Occupied	974	$ 49,091,718.17	99.78%
Investment Property	3	106,937.83	0.22%
Total	**977**	**$49,198,656.00**	**100.00%**

Credit Quality of Group IIB Mortgage Loans

Credit Quality	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
Excellent	818	$ 42,400,180.43	86.18%
Superior	131	5,423,496.09	11.02%
Good	27	1,334,979.48	2.71%
Fair	1	40,000.00	0.08%
Total	**977**	**$49,198,656.00**	**100.00%**

Credit grades run from Excellent to Superior to Good to Fair in descending order.

Group IIB Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group IIB Mortgage Loans

State	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
California	167	$ 9,684,956.89	19.69%
Florida	103	4,588,342.08	9.33%
Maryland	69	4,069,519.10	8.27%
Virginia	74	3,821,615.67	7.77%
Arizona	59	2,815,759.27	5.72%
Pennsylvania	48	2,315,935.89	4.71%
Colorado	43	2,197,745.94	4.47%
Ohio	49	2,167,180.26	4.40%
Michigan	44	1,977,325.30	4.02%
New Jersey	37	1,967,775.47	4.00%
Washington	34	1,711,257.23	3.48%
Nevada	25	1,388,748.57	2.82%
Missouri	25	1,213,633.73	2.47%
Illinois	23	1,102,001.89	2.24%
Other (<2%)	177	8,176,858.71	16.62%
Total	977	$49,198,656.00	100.00%

No more than approximately 0.61% % of the Group IIB Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code.

Debt-to-Income Ratios of Group IIB Mortgage Loans

Debt-to-Income Ratios (%)			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
15.001	to	20.000	7	$ 416,409.07	0.85%
20.001	to	25.000	19	952,136.53	1.94%
25.001	to	30.000	45	1,669,287.85	3.39%
30.001	to	35.000	140	5,918,547.89	12.03%
35.001	to	40.000	181	8,803,360.22	17.89%
40.001	to	45.000	208	10,522,205.55	21.39%
45.001	to	50.000	231	12,084,330.89	24.56%
50.001	to	55.000	146	8,832,378.00	17.95%
Total			977	$49,198,656.00	100.00%

The weighted average debt-to-income ratio of the Group IIB Mortgage Loans as of the Statistical Calculation Date is approximately 42.43 %.

Group IIB Mortgage Loans

Prepayment Penalty for Group IIB Mortgage Loans

Months Applicable	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
No Prepayment Penalty	81	$ 3,895,178.47	7.92%
12	7	559,793.41	1.14%
24	7	331,502.90	0.67%
36	453	23,124,932.92	47.00%
48	2	232,055.02	0.47%
60	427	21,055,193.28	42.80%
Total	**977**	**$49,198,656.00**	**100.00%**

Delinquency Status for Group IIB Mortgage Loans

Delinquency	Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
0	945	$ 47,667,982.11	96.89%
1-29	32	1,530,673.89	3.11%
Total	**977**	**$49,198,656.00**	**100.00%**

Group IIB Mortgage Loans

FICO Scores of Group IIB Mortgage Loans

FICO			Number of Group IIB Mortgage Loans	Unpaid Principal Balance of Group IIB Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group IIB Mortgage Loans
560	to	579	2	$ 102,000.00	0.21%
580	to	599	11	395,855.94	0.80%
600	to	619	62	2,700,786.00	5.49%
620	to	639	114	4,988,415.85	10.14%
640	to	659	204	10,196,540.14	20.73%
660	to	679	218	10,765,574.76	21.88%
680	to	699	126	6,936,728.74	14.10%
700	to	719	115	6,188,781.32	12.58%
720	to	739	54	2,796,936.44	5.68%
740	to	759	39	2,517,679.58	5.12%
760	to	779	19	962,771.96	1.96%
780	to	799	8	473,800.00	0.96%
800	to	819	4	113,505.10	0.23%
820	to	839	1	59,280.17	0.12%
Total			**977**	**$49,198,656.00**	**100.00%**

The weighted average FICO of the Group IIB Mortgage Loans as of the Statistical Calculation Date is approximately 676.

SENSITIVITY TABLES*

Class IA-1 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	15.75	5.34	3.33	2.36	1.67	1.23
Modified Duration (years)	13.35	4.84	3.11	2.25	1.61	1.21
First Principal Payment	4/25/2008	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	12/25/2005
Principal Lockout (months)	60	0	0	0	0	0
Principal Window (months)	178	209	137	101	79	33
Illustrative Yield @ Par (Act/360)	1.87%	1.88%	1.88%	1.88%	1.88%	1.88%

Class IA-2 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	15.75	5.34	3.33	2.36	1.67	1.23
Modified Duration (years)	13.12	4.79	3.09	2.24	1.60	1.20
First Principal Payment	4/25/2008	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	12/25/2005
Principal Lockout (months)	60	0	0	0	0	0
Principal Window (months)	178	209	137	101	79	33
Illustrative Yield @ Par (Act/360)	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%

Class IIA-1 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.60	4.41	3.26	2.57	2.00	1.44
Modified Duration (years)	10.78	4.09	3.07	2.45	1.92	1.40
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	12/25/2022	8/25/2020	8/25/2014	8/25/2011	10/25/2009	3/25/2006
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	237	209	137	101	79	36
Illustrative Yield @ Par (Act/360)	1.87%	1.88%	1.88%	1.88%	1.88%	1.88%

Class IIA-2 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.60	4.41	3.26	2.57	2.00	1.44
Modified Duration (years)	10.61	4.05	3.05	2.43	1.92	1.40
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	12/25/2022	8/25/2020	8/25/2014	8/25/2011	10/25/2009	3/25/2006
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	237	209	137	101	79	36
Illustrative Yield @ Par (Act/360)	2.08%	2.08%	2.08%	2.08%	2.08%	2.08%

Class M-1 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.84	11.67	7.63	5.66	5.11	5.03
Modified Duration (years)	15.50	9.87	6.81	5.19	4.74	4.67
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	6/25/2006	2/25/2007	3/25/2006
Last Principal Payment	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	7/25/2008
Principal Lockout (months)	236	69	44	38	46	35
Principal Window (months)	2	140	93	63	33	29
Illustrative Yield @ Par (Act/360)	2.49%	2.49%	2.49%	2.49%	2.49%	2.49%

Class M-2 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.84	11.67	7.63	5.65	4.77	4.68
Modified Duration (years)	13.90	9.16	6.46	4.96	4.28	4.23
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	5/25/2006	9/25/2006	2/25/2007
Last Principal Payment	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	7/25/2008
Principal Lockout (months)	236	69	44	37	41	46
Principal Window (months)	2	140	93	64	38	18
Illustrative Yield @ Par (Act/360)	3.67%	3.67%	3.67%	3.67%	3.67%	3.67%

Class B-1 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.84	11.67	7.63	5.64	4.64	4.21
Modified Duration (years)	12.41	8.47	6.11	4.75	4.02	3.71
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	4/25/2006	6/25/2006	8/25/2006
Last Principal Payment	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	7/25/2008
Principal Lockout (months)	236	69	44	36	38	40
Principal Window (months)	2	140	93	65	41	24
Illustrative Yield @ Par (Act/360)	4.96%	4.96%	4.96%	4.96%	4.96%	4.97%

Class B-2 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	19.84	11.67	7.63	5.63	4.59	4.05
Modified Duration (years)	11.87	8.22	5.98	4.66	3.93	3.53
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	4/25/2006	5/25/2006	7/25/2006
Last Principal Payment	1/25/2023	8/25/2020	8/25/2014	8/25/2011	10/25/2009	7/25/2008
Principal Lockout (months)	236	69	44	36	37	39
Principal Window (months)	2	140	93	65	42	25
Illustrative Yield @ Par (Act/360)	5.48%	5.48%	5.48%	5.48%	5.48%	5.48%

Class A-IO (to call)

% CPR	59%	60%	61%	62%	63%	64%
Modified Duration (years)	1.28	1.28	1.28	1.28	1.27	1.26
Illustrative Yield@23.44859%	4.00%	4.00%	4.00%	4.00%	1.44%	-1.33%

*Based on March 11, 2003 Settlement Date.

SENSITIVITY TABLES*

Class IA-1 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	15.86	5.53	3.71	2.68	1.82	1.23
Modified Duration (years)	13.43	4.97	3.41	2.51	1.74	1.21
First Principal Payment	4/25/2008	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	10/25/2027	3/25/2024	12/25/2022	11/25/2021	12/25/2017	12/25/2005
Principal Lockout (months)	60	0	0	0	0	0
Principal Window (months)	235	252	237	224	177	33
Illustrative Yield @ Par (Act/360)	1.88%	1.89%	1.92%	1.93%	1.92%	1.88%

Class IA-2 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	15.86	5.53	3.71	2.68	1.82	1.23
Modified Duration (years)	13.19	4.92	3.38	2.49	1.74	1.20
First Principal Payment	4/25/2008	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	10/25/2027	3/25/2024	12/25/2022	11/25/2021	12/25/2017	12/25/2005
Principal Lockout (months)	60	0	0	0	0	0
Principal Window (months)	235	252	237	224	177	33
Illustrative Yield @ Par (Act/360)	2.08%	2.10%	2.14%	2.15%	2.13%	2.08%

Class IIA-1 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.60	4.41	3.29	2.63	2.11	1.44
Modified Duration (years)	10.78	4.09	3.09	2.50	2.02	1.40
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	12/25/2022	3/25/2021	6/25/2017	5/25/2015	3/25/2015	3/25/2006
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	237	216	171	146	144	36
Illustrative Yield @ Par (Act/360)	1.87%	1.88%	1.88%	1.89%	1.90%	1.88%

Class IIA-2 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.60	4.41	3.29	2.63	2.11	1.44
Modified Duration (years)	10.61	4.05	3.07	2.48	2.01	1.40
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	12/25/2022	3/25/2021	6/25/2017	5/25/2015	3/25/2015	3/25/2006
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	237	216	171	146	144	36
Illustrative Yield @ Par (Act/360)	2.08%	2.08%	2.09%	2.09%	2.11%	2.08%

Class M-1 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.11	12.07	8.40	6.28	5.62	6.63
Modified Duration (years)	15.66	10.13	7.35	5.66	5.14	5.99
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	6/25/2006	2/25/2007	3/25/2006
Last Principal Payment	7/25/2027	1/25/2023	12/25/2022	1/25/2020	8/25/2016	6/25/2015
Principal Lockout (months)	236	69	44	38	46	35
Principal Window (months)	56	169	193	164	115	112
Illustrative Yield @ Par (Act/360)	2.49%	2.50%	2.53%	2.54%	2.53%	2.61%

Class M-2 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.10	12.07	8.40	6.24	5.25	5.09
Modified Duration (years)	14.02	9.38	6.93	5.37	4.64	4.54
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	5/25/2006	9/25/2006	2/25/2007
Last Principal Payment	4/25/2027	1/25/2023	12/25/2022	12/25/2018	10/25/2015	8/25/2013
Principal Lockout (months)	236	69	44	37	41	46
Principal Window (months)	53	169	193	152	110	79
Illustrative Yield @ Par (Act/360)	3.68%	3.70%	3.75%	3.76%	3.76%	3.75%

Class B-1 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.08	12.07	8.36	6.19	5.08	4.55
Modified Duration (years)	12.49	8.65	6.49	5.09	4.32	3.98
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	4/25/2006	6/25/2006	8/25/2006
Last Principal Payment	10/25/2026	1/25/2023	12/25/2022	10/25/2017	11/25/2014	10/25/2012
Principal Lockout (months)	236	69	44	36	38	40
Principal Window (months)	47	169	193	139	102	75
Illustrative Yield @ Par (Act/360)	4.97%	5.00%	5.06%	5.08%	5.08%	5.08%

Class B-2 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.02	12.07	8.26	6.12	4.97	4.37
Modified Duration (years)	11.93	8.38	6.30	4.95	4.18	3.76
First Principal Payment	12/25/2022	1/25/2009	12/25/2006	4/25/2006	5/25/2006	7/25/2006
Last Principal Payment	9/25/2025	12/25/2022	8/25/2020	2/25/2016	6/25/2013	7/25/2011
Principal Lockout (months)	236	69	44	36	37	39
Principal Window (months)	34	168	165	119	86	61
Illustrative Yield @ Par (Act/360)	5.49%	5.52%	5.58%	5.60%	5.60%	5.60%

*Based on March 11, 2003 Settlement Date.

NET FUND CAP

Period	Date	1M Libor - 1.34% (Flat) Prime - 4.25% (Flat)	Fwd 1M Libor +100 bps Fwd Prime +100 bps	Fwd 1M Libor +200 bps Fwd Prime +200 bps	Fwd 1M Libor =20.00% Fwd Prime =20.00%
1	25-Apr-03	5.86	5.86	5.86	5.86
2	25-May-03	8.38	9.09	9.82	15.10
3	25-Jun-03	8.10	8.76	9.47	14.60
4	25-Jul-03	8.36	9.03	9.76	15.07
5	25-Aug-03	8.09	8.72	9.43	14.57
6	25-Sep-03	8.08	8.71	9.42	14.55
7	25-Oct-03	8.33	9.00	9.73	15.01
8	25-Nov-03	8.05	8.72	9.42	14.50
9	25-Dec-03	8.31	9.03	9.75	14.95
10	25-Jan-04	8.02	8.75	9.45	14.43
11	25-Feb-04	8.01	8.78	9.48	14.40
12	25-Mar-04	8.54	9.43	10.18	15.36
13	25-Apr-04	7.97	8.87	9.57	14.33
14	25-May-04	8.22	9.23	9.94	14.78
15	25-Jun-04	7.93	8.99	9.68	14.27
16	25-Jul-04	8.18	9.36	10.07	14.71
17	25-Aug-04	7.89	9.12	9.81	14.20
18	25-Sep-04	7.87	9.18	9.87	14.17
19	25-Oct-04	8.11	9.55	10.26	14.60
20	25-Nov-04	7.82	9.30	9.99	14.10
21	25-Dec-04	8.05	9.67	10.38	14.53
22	25-Jan-05	7.77	9.41	10.09	14.03
23	25-Feb-05	7.74	9.46	10.14	13.99
24	25-Mar-05	8.53	10.52	11.27	15.45
25	25-Apr-05	7.68	9.54	10.22	13.92
26	25-May-05	7.90	9.90	10.60	14.34
27	25-Jun-05	7.61	9.61	10.29	13.84
28	25-Jul-05	7.83	9.96	10.66	14.26
29	25-Aug-05	7.55	9.67	10.34	13.76
30	25-Sep-05	7.51	9.69	10.36	13.72
31	25-Oct-05	9.59	11.89	12.59	15.99
32	25-Nov-05	9.28	11.57	12.24	15.47
33	25-Dec-05	9.60	12.01	12.70	15.99
34	25-Jan-06	9.30	11.68	12.35	15.47
35	25-Feb-06	9.31	11.73	12.40	15.47
36	25-Mar-06	10.31	13.04	13.78	17.13
37	25-Apr-06	9.32	11.82	12.49	15.47
38	25-May-06	9.64	12.26	12.95	15.99
39	25-Jun-06	9.33	11.91	12.57	15.47
40	25-Jul-06	9.65	12.34	13.03	15.99
41	25-Aug-06	9.35	11.98	12.65	15.47
42	25-Sep-06	9.35	12.02	12.68	15.47
43	25-Oct-06	9.67	12.46	13.14	15.99
44	25-Nov-06	9.37	12.09	12.75	15.47
45	25-Dec-06	9.69	12.53	13.21	15.99
46	25-Jan-07	9.38	12.15	12.81	15.47
47	25-Feb-07	9.39	12.18	12.84	15.47
48	25-Mar-07	10.40	13.52	14.25	17.13
49	25-Apr-07	9.40	12.24	12.90	15.47
50	25-May-07	9.72	12.68	13.35	15.99

NET FUND CAP (Cont'd)

Period	Date	1M Libor - 1.34% (Flat) Prime - 4.25% (Flat)	Fwd 1M Libor +100 bps Fwd Prime +100 bps	Fwd 1M Libor +200 bps Fwd Prime +200 bps	Fwd 1M Libor =20.00% Fwd Prime =20.00%
51	25-Jun-07	9.41	12.29	12.95	15.47
52	25-Jul-07	9.73	12.72	13.40	15.99
53	25-Aug-07	9.43	12.33	12.99	15.47
54	25-Sep-07	9.43	12.35	13.01	15.47
55	25-Oct-07	9.75	12.79	13.46	15.99
56	25-Nov-07	9.45	12.39	13.04	15.47
57	25-Dec-07	9.77	12.82	13.49	15.99
58	25-Jan-08	9.46	12.42	13.07	15.47
59	25-Feb-08	9.47	12.44	13.09	15.47
60	25-Mar-08	10.12	13.31	14.01	16.54
61	25-Apr-08	9.48	12.47	13.12	15.47
62	25-May-08	9.80	12.90	13.57	15.99
63	25-Jun-08	9.49	12.50	13.15	15.47
64	25-Jul-08	9.81	12.94	13.61	15.99
65	25-Aug-08	9.50	12.54	13.19	15.47
66	25-Sep-08	9.51	12.56	13.21	15.47
67	25-Oct-08	9.83	13.00	13.67	15.99
68	25-Nov-08	9.52	12.61	13.25	15.48
69	25-Dec-08	9.84	13.05	13.71	15.99
70	25-Jan-09	9.53	12.65	13.29	15.48
71	25-Feb-09	9.54	12.68	13.32	15.48
72	25-Mar-09	10.57	14.06	14.77	17.14
73	25-Apr-09	9.55	12.72	13.36	15.48
74	25-May-09	9.87	13.17	13.83	16.00
75	25-Jun-09	9.56	12.76	13.40	15.48
76	25-Jul-09	9.89	13.20	13.86	16.00
77	25-Aug-09	9.57	12.79	13.43	15.48
78	25-Sep-09	9.58	12.81	13.44	15.48
79	25-Oct-09	9.90	13.24	13.90	16.00
80	25-Nov-09	9.59	12.83	13.46	15.49
81	25-Dec-09	9.91	13.26	13.92	16.00
82	25-Jan-10	9.60	12.84	13.47	15.49
83	25-Feb-10	9.61	12.85	13.48	15.49
84	25-Mar-10	10.64	14.23	14.93	17.15
85	25-Apr-10	9.62	12.86	13.49	15.49
86	25-May-10	9.94	13.29	13.94	16.01
87	25-Jun-10	9.63	12.87	13.50	15.49
88	25-Jul-10	9.95	13.30	13.96	16.01
89	25-Aug-10	9.64	12.88	13.51	15.50
90	25-Sep-10	9.64	12.89	13.52	15.50
91	25-Oct-10	9.97	13.33	13.98	16.02
92	25-Nov-10	9.65	12.92	13.55	15.50
93	25-Dec-10	9.98	13.36	14.01	16.02
94	25-Jan-11	9.66	12.94	13.57	15.51
95	25-Feb-11	9.67	12.96	13.59	15.51
96	25-Mar-11	10.71	14.37	15.06	17.17
97	25-Apr-11	9.68	12.99	13.62	15.51
98	25-May-11	10.01	13.44	14.09	16.03
99	25-Jun-11	9.69	13.03	13.65	15.52
100	25-Jul-11	10.02	13.48	14.12	16.04

RON-IR87F
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Tranche: A1 (A1)

DM(Act)	Scenario0	Scenario10	Scenario11	Scenario12	Scenario13	Scenario14	Scenario15	Scenario16	Scenario17	Scenario18	Scenario19	Scenario20	Scenario21	Scenario22	PREPAY
	.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	99.00000	DELINQUENCY
	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	CALL
		0REC8BCDR	0REC9BCDR	0REC20BCDR	0REC21BCDR	0REC22BCDR	0REC23BCDR	0REC24BCDR	0REC25BCDR	0REC26BCDR	0REC27BCDR	0REC28BCDR	0REC29BCDR	0REC30BCDR	LOSS
	2.36	3.18	3.33	3.41	3.43	3.42	3.39	3.35	3.31	3.26	3.15	2.99	2.88	2.78	Avg. Life
	.00	136,791,265.32	141,318,881.00	145,654,212.42	149,808,866.39	153,793,540.41	157,618,108.49	161,291,697.72	164,822,756.79	168,219,117.36	171,488,049.02	174,636,308.62	177,670,184.62	180,595,537.01	Loss
	.000%	44.850%	46.334%	47.755%	49.118%	50.424%	51.678%	52.883%	54.040%	55.154%	56.226%	57.258%	58.253%	59.212%	Loss (Pct)
50.000	100.000000	100.081474	100.125562	99.973275	99.458411	98.625197	97.552076	96.319727	94.978983	93.571607	90.817515	87.304184	84.528011	82.119728	Price
	1.88	3.47	3.57	3.63	3.65	3.65	3.64	3.63	3.61	3.59	3.54	3.48	3.42	3.37	Yield

Tranche: A2 (A2)

DM(Act)	Scenario0	Scenario10	Scenario11	Scenario12	Scenario13	Scenario14	Scenario15	Scenario16	Scenario17	Scenario18	Scenario19	Scenario20	Scenario21	Scenario22	PREPAY
	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	CALL
		0REC8BCDR	0REC9BCDR	0REC20BCDR	0REC21BCDR	0REC22BCDR	0REC23BCDR	0REC24BCDR	0REC25BCDR	0REC26BCDR	0REC27BCDR	0REC28BCDR	0REC29BCDR	0REC30BCDR	LOSS
	2.57	1.87	1.89	1.91	1.94	1.96	1.99	2.02	2.06	2.10	2.14	2.15	2.15	2.13	Avg. Life
	.00	136,791,265.32	141,318,881.00	145,654,212.42	149,808,866.39	153,793,540.41	157,618,108.49	161,291,697.72	164,822,756.79	168,219,117.36	171,488,049.02	174,636,308.62	177,670,184.62	180,595,537.01	Loss
	.000%	44.850%	46.334%	47.755%	49.118%	50.424%	51.678%	52.883%	54.040%	55.154%	56.226%	57.258%	58.253%	59.212%	Loss (Pct)
50.000	100.000000	100.000000	100.000000	100.000000	100.000000	100.000000	100.000000	100.000000	100.000749	100.005374	99.892240	99.007046	97.740466	96.315034	Price
	1.88	2.65	2.67	2.69	2.72	2.74	2.77	2.80	2.84	2.88	2.93	2.95	2.95	2.95	Yield

The following assumptions were used to create Scenario0

Assumptions
G:RON-IR87F-G01 : Prepay:C100 ACPR
G:RON-IR87F-G2A : Prepay:T100 ACPR
G:RON-IR87F-G2B : Prepay:P100 ACPR
G:RON-IR87F-G2C : Prepay:H100 ACPR
For other tranches :Prepay:.00% CPR Call:10%

The following assumptions were used to create Scenario10

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC8) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC8) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC8) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC8) Adv(None)
For other tranches :Prepay:.00% CPR

The following assumptions were used to create Scenario11

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC9) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC9) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC9) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC9) Adv(None)
For other tranches :Prepay:.00% CPR

The following assumptions were used to create Scenario12

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC20) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC20) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC20) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC20) Adv(None)
For other tranches :Prepay:.00% CPR

The following assumptions were used to create Scenario13

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC21) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC21) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC21) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC21) Adv(None)
For other tranches :Prepay:.00% CPR

The following assumptions were used to create Scenario14

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC22) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC22) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC22) Adv(None)

RON-IR87F
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Assumptions
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC22) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario15

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC23) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC23) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC23) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC23) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario16

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC24) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC24) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC24) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC24) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario17

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC25) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC25) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC25) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC25) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario18

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC26) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC26) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC26) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC26) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario19

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC27) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC27) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC27) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC27) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario20

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC28) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC28) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC28) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC28) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario21

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC29) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC29) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC29) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC29) Adv(None)
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario22

Assumptions
G:RON-IR87F-G01 : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC30) Adv(None)
G:RON-IR87F-G2A : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC30) Adv(None)
G:RON-IR87F-G2B : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC30) Adv(None)
G:RON-IR87F-G2C : Prepay:E11 ACPR Losses:Severity(100.0) CDR(EC30) Adv(None)
For other tranches :Prepay:.00% CPR

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		.00000
G:RON-IR87F-G01	C100 ACPR		.00000
G:RON-IR87F-G2A	T100 ACPR		.00000

RON-IR87F
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Pool/Group	Prepay	Loss	DELINQUENCY
G:RON-IR87F-G2B	P100 ACPR		.00000
G:RON-IR87F-G2C	H100 ACPR		.00000

Scenario Details For: Scenario10

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC8BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC8BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC8BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC8BCDR	99.00000

Scenario Details For: Scenario11

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC9BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC9BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC9BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC9BCDR	99.00000

Scenario Details For: Scenario12

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC20BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC20BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC20BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC20BCDR	99.00000

Scenario Details For: Scenario13

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC21BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC21BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC21BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC21BCDR	99.00000

Scenario Details For: Scenario14

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC22BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC22BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC22BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC22BCDR	99.00000

Scenario Details For: Scenario15

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC23BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC23BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC23BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC23BCDR	99.00000

Scenario Details For: Scenario16

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC24BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC24BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC24BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC24BCDR	99.00000

Scenario Details For: Scenario17

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC25BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC25BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC25BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC25BCDR	99.00000

Scenario Details For: Scenario18

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC26BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC26BCDR	99.00000

RON-IR87F
Sensitivity

Settle Date: 3/11/2003 US Treasury Curve Date: 2/12/2003

Pool/Group	Prepay	Loss	DELINQUENCY
G:RON-IR87F-G2B	EII ACPR	0REC26BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC26BCDR	99.00000

Scenario Details For: Scenario19

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC27BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC27BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC27BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC27BCDR	99.00000

Scenario Details For: Scenario20

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC28BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC28BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC28BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC28BCDR	99.00000

Scenario Details For: Scenario21

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC29BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC29BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC29BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC29BCDR	99.00000

Scenario Details For: Scenario22

Pool/Group	Prepay	Loss	DELINQUENCY
Default	.00% CPR		99.00000
G:RON-IR87F-G01	EII ACPR	0REC30BCDR	99.00000
G:RON-IR87F-G2A	EII ACPR	0REC30BCDR	99.00000
G:RON-IR87F-G2B	EII ACPR	0REC30BCDR	99.00000
G:RON-IR87F-G2C	EII ACPR	0REC30BCDR	99.00000